UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 001-31371

Oshkosh Corporation(1)

(Exact name of registrant as specified in its charter)

P.O. Box 2566, Oshkosh, Wisconsin 54903
(920) 235-9151

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, $0.01 par value

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)                  ☒

Rule 12g-4(a)(2)                  ☐

Rule 12h-3(b)(1)(i)              ☒

Rule 12h-3(b)(1)(ii)             ☐

Rule 15d-6                            ☐

Approximate number of holders of record as of the certification or notice date: None

Pursuant to the requirements of the Securities Exchange Act of 1934, Oshkosh Corporation, a Wisconsin corporation incorporated in June 2014, as the successor registrant to Oshkosh Corporation, a Wisconsin corporation incorporated in January 1930, has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: July 1, 2014.

OSHKOSH CORPORATION

	By:	/s/ David M. Sagehorn
David M. Sagehorn
Executive Vice President and
Chief Financial Officer

(1)   On June 30, 2014, Oshkosh Corporation, a Wisconsin corporation incorporated in January 1930 (“Oshkosh”), completed a holding company reorganization through the merger (the “Merger”) of Oshkosh with and into Oshkosh Defense, LLC, a Wisconsin limited liability company and an indirect, wholly-owned subsidiary of Oshkosh (“Oshkosh Defense”).  The Merger was effected pursuant to a Plan of Merger, dated June 30, 2014, among Oshkosh, Oshkosh Defense and Oshkosh Corporation, a Wisconsin corporation incorporated in June 2014 and a direct, wholly-owned subsidiary of Oshkosh (“Oshkosh Holdings”).  Pursuant to the Plan of Merger, each share of Oshkosh common stock, par value $0.01 per share, was converted into one share of Oshkosh Holdings common stock, par value $0.01 per share.  The Merger constitutes a succession for purposes of Rule 12g-3(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).  This Form 15 relates solely to the reporting obligations of Oshkosh, the identity and separate existence of which ceased upon the effectiveness of the Merger, under the Exchange Act, and does not affect the reporting obligations of Oshkosh Holdings as the successor registrant to Oshkosh under the Exchange Act.